Exhibit 12

PHILLIPS 66 AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Years Ended December 31
	2011	2010	2009	2008	2007
Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$6,619	1,314	843	4,111	9,290
Distributions less than equity in earnings of affiliates	(951)	(723)	(562)	(106)	(86)
Fixed charges, excluding capitalized interest*	142	153	160	208	165

	$5,810	744	441	4,213	9,369

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$17	1	1	42	27
Capitalized interest	—	4	57	41	14
Interest portion of rental expense	116	133	153	160	132

	$133	138	211	243	173

Ratio of Earnings to Fixed Charges	43.7	5.4	2.1	17.3	54.2

*	Includes amortization of capitalized interest totaling approximately $9 million in 2011, $19 million in 2010, $6 million in 2009, $6 million in 2008 and $6 million in 2007.

	Millions of Dollars
	Three Months Ended March 31
	2012	2011
Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$1,066	1,094
Distributions less than equity in earnings of affiliates	(350)	(308)
Fixed charges, excluding capitalized interest*	45	39

	$761	825

Fixed Charges
Interest and debt expense, excluding capitalized interest	$13	4
Capitalized interest	—	—
Interest portion of rental expense	30	33

	$43	37

Ratio of Earnings to Fixed Charges	17.7	22.3

*	Includes amortization of capitalized interest totaling approximately $2 million in the first quarter of 2012 and 2011.